Exhibit 99.1

Appendix 4C – Q1 FY21 Quarterly Cash Flow Report

Highlights:

•	Continued scientific and clinical validation of lead compound ATH434
•	End of period cash balance of $7.4M
•	Post reporting period, Alterity raised $35M via an Institutional Placement. $10M received with $25M subject to shareholder approval on 18th November.

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA – 30 October 2020. Alterity Therapeutics Limited (ASX: ATH, NASDAQ: ATHE) (“Alterity” or “the Company”) releases its Appendix 4C Quarterly Cash Flow Report and update on company activities for the quarter ending 30 September 2020 (Q1 FY21).

Alterity continues to progress its clinical program for lead compound ATH434 for the treatment of Parkinsonian diseases, with growing international scientific and clinical interest. The potential of Alterity’s therapeutic pipeline was validated with the company securing $35M funding from institutional investors in Australia, the US and UK as part of a placement to wholesale and sophisticated investors that occurred after the reporting period.

During the period, Alterity announced that new clinical and experimental pharmacology data were selected for presentation at the 2020 International Congress of Parkinson’s Disease and Movement Disorders and the American Neurological Association’s 2020 Annual Meeting. The new data were generated from experiments testing ATH434 in an animal model of Multiple System Atrophy (MSA) in the laboratory of Dr. Nadia Stefanova, Professor of Translational Neurodegeneration Research at the Medical University of Innsbruck. They independently confirmed and extended previous findings demonstrating that ATH434 reduces α-synuclein pathology, preserves neurons and improves motor performance.

The company also presented new cardiac safety data evaluating electrical activity in the heart as measured by the QT interval. The data reinforce previous safety findings from the Phase 1 clinical study that ATH434 was generally well tolerated at all doses and had an adverse event profile comparable to placebo in adult and older adult volunteers. The new data indicate that there is no evidence of cardiac liability at clinically tested doses.

Post the reporting period, Alterity announced it has commenced enrolling patients with MSA in its bioMUSE Study in the United States. BioMUSE is a natural history study that aims to track the progression of patients with MSA, a Parkinsonian disorder without approved therapy. The study is being conducted in collaboration with Vanderbilt University Medical Center in the US under the direction of Daniel Claassen, MD, Associate Professor of Neurology and Principal Investigator.

Natural history studies such as bioMUSE are important for characterizing disease progression in selected patient populations. The study will provide vital information on early stage MSA patients to optimize the design of Alterity’s Phase 2 study in MSA. The study will also inform the selection of biomarkers suitable to evaluate target engagement and preliminary efficacy in the upcoming Phase 2 study.

Corporate update

The Company’s $7.4M cash balance was bolstered after the reporting period with the receipt of Tranche 1 funds of $10M forming part of a larger $35M Placement to Australian and International institutions and other unrelated sophisticated, professional or exempt investors. A further $25M in committed funds are subject to shareholder approval at the company’s AGM on 18th November.

The proceeds will enable Alterity to continue advancing its clinical development program for ATH434, including the bioMUSE Natural History study and Phase 2 trial, both in MSA patients, ongoing research and discovery, and working capital.

In accordance with ASX Listing Rule 4.7C, payments made to related parties and their associates included in item 6.1. of the Appendix 4C incorporates directors’ fees, remuneration and superannuation at commercial rates.

END

Authorisation & Additional information

This announcement was authorised by Geoffrey Kempler, CEO and Chairman of Alterity Therapeutics Limited.

Contact:

Investor Relations

Rebecca Wilson, WE Communications

E: WE-AUAlterity@we-worldwide.com

Tp: +61 3 8866 1216

About Alterity Therapeutics Limited and ATH434

Alterity’s lead candidate, ATH434 (Formerly PBT434), is the first of a new generation of small molecules designed to inhibit the aggregation of pathological proteins implicated in neurodegeneration. ATH434 has been shown to reduce abnormal accumulation of α-synuclein and tau proteins in animal models of disease by restoring normal iron balance in the brain. In this way, it has potential to treat Parkinson’s disease and atypical forms of Parkinsonism such as Multiple System Atrophy (MSA) and Progressive Supranuclear Palsy (PSP).

ATH434 has been granted Orphan designation for the treatment of MSA by the US FDA and the European Commission.

For further information please visit the Company’s web site at www.alteritytherapeutics.com.

About Multiple System Atrophy

Multiple System Atrophy (MSA) is a rare and rapidly progressive neurological disorder affecting adults. It has no known cause. In addition to presenting with motor symptoms like those in Parkinson’s disease, individuals with MSA may also experience loss of ability to coordinate voluntary movements and impaired regulation of involuntary body functions such as blood pressure, bowel and bladder control. Most of these symptoms are not addressed by available drugs for patients with Parkinson’s disease. As the condition progresses, daily activities become increasingly difficult and complications such as increased difficulty swallowing, vocal cord paralysis, progressive immobility, and poor balance become more prominent. Symptoms tend to appear after age 50 and rapidly advance, leading to profound disability and death.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as “expects,” “intends,” “hopes,” “anticipates,” “believes,” “could,” “may,” “evidences” and “estimates,” and other similar expressions, but these words are not the exclusive means of identifying such statements.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are described in the sections titled “Risk Factors” in the Company’s filings with the SEC, including its most recent Annual Report on Form 20-F as well as reports on Form 6-K, including, but not limited to the following: statements relating to the Company’s drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company’s drug development program, including, but not limited to, ATH434, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, ATH434, uncertainties relating to the impact of the novel coronavirus (COVID-19) pandemic on the company’s business, operations and employees, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company’s drug compounds, including, but not limited to, ATH34, that could slow or prevent products coming to market, the uncertainty of patent protection for the Company’s intellectual property or trade secrets, including, but not limited to, the intellectual property relating to ATH434.

Any forward-looking statement made by us in this press release is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Rule 4.7B

Appendix 4C

Quarterly cash flow report for entities
subject to Listing Rule 4.7B

Name of entity
Alterity Therapeutics Limited

ABN	Quarter ended (“current quarter”)
37 080 699 065	30 September 2020

Consolidated statement of cash flows		Current quarter $A’000	Year to date (3 months) $A’000
1.	Cash flows from operating activities
1.1	Receipts from customers	-	-
1.2	Payments for
	(a) research and development	(1,828)	(1,828)
	(b) product manufacturing and operating costs	-	-
	(c) advertising and marketing	(39)	(39)
	(d) leased assets	-	-
	(e) staff costs	(808)	(808)
	(f) administration and corporate costs	(377)	(377)
1.3	Dividends received (see note 3)	-	-
1.4	Interest received	1	1
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	-
1.7	Government grants and tax incentives	12	12
1.8	Other (provide details if material)	-	-
1.9	Net cash from / (used in) operating activities	(3,039)	(3,039)

2.	Cash flows from investing activities
2.1	Payments to acquire:
	(a) entities	-	-
	(b) businesses	-	-
	(c) property, plant and equipment	-	-
	(d) investments	-	-
	(e) intellectual property	-	-
	(f) other non-current assets	-	-

ASX Listing Rules Appendix 4C (01/12/19)	Page 1
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $A’000	Year to date (3 months) $A’000
2.2	Proceeds from disposal of:
	(a) entities	-	-
	(b) businesses	-	-
	(c) property, plant and equipment	-	-
	(d) investments	-	-
	(e) intellectual property	-	-
	(f) other non-current assets	-	-
2.3	Cash flows from loans to other entities	-	-
2.4	Dividends received (see note 3)	-	-
2.5	Other (provide details if material)	-	-
2.6	Net cash from / (used in) investing activities	-	-

3.	Cash flows from financing activities
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)	1,562	1,562
3.2	Proceeds from issue of convertible debt securities	-	-
3.3	Proceeds from exercise of options	-	-
3.4	Transaction costs related to issues of equity securities or convertible debt securities	(63)	(63)
3.5	Proceeds from borrowings	-	-
3.6	Repayment of borrowings	-	-
3.7	Transaction costs related to loans and borrowings	-	-
3.8	Dividends paid	-	-
3.9	Other (provide details if material)	-	-
3.10	Net cash from / (used in) financing activities	1,499	1,499

4.	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	9,197	9,197
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(3,039)	(3,039)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	-	-

ASX Listing Rules Appendix 4C (01/12/19)	Page 2
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $A’000	Year to date (3 months) $A’000
4.4	Net cash from / (used in) financing activities (item 3.10 above)	1,499	1,499
4.5	Effect of movement in exchange rates on cash held	(259)	(259)
4.6	Cash and cash equivalents at end of period	7,398	7,398

		Current quarter $A’000	Previous quarter $A’000
5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts
5.1	Bank balances	7,398	9,197
5.2	Call deposits	-	-
5.3	Bank overdrafts	-	-
5.4	Other (provide details)	-	-
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	7,398	9,197

		Current quarter $A’000
6.	Payments to related parties of the entity and their associates
6.1	Aggregate amount of payments to related parties and their associates included in item 1	183
6.2	Aggregate amount of payments to related parties and their associates included in item 2	-

Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments

The amount at 6.1 includes payment of director’s fees and salaries, excluding GST where applicable.

ASX Listing Rules Appendix 4C (01/12/19)	Page 3
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

		Total facility amount at quarter end $A’000	Amount drawn at quarter end $A’000
7.

Financing facilities

Note: the term “facility’ includes all forms of financing arrangements available to the entity.

Add notes as necessary for an understanding of the sources of finance available to the entity.

7.1	Loan facilities	-	-
7.2	Credit standby arrangements	-	-
7.3	Other (please specify)	-	-
7.4	Total financing facilities	-	-

7.5	Unused financing facilities available at quarter end		-
7.6	Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.

-

8.	Estimated cash available for future operating activities	$A’000
8.1	Net cash from / (used in) operating activities (Item 1.9)	(3,039)
8.2	Cash and cash equivalents at quarter end (Item 4.6)	7,398
8.3	Unused finance facilities available at quarter end (Item 7.5)	-
8.4	Total available funding (Item 8.2 + Item 8.3)	7,398
8.5	Estimated quarters of funding available (Item 8.4 divided by Item 8.1)	2.4

8.6	If Item 8.5 is less than 2 quarters, please provide answers to the following questions:

1.	Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?

Answer: N/A

2.	Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?

Answer: N/A

3.	Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?

Answer: N/A

ASX Listing Rules Appendix 4C (01/12/19)	Page 4
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2	This statement gives a true and fair view of the matters disclosed.

Date: 30 October 2020

Authorised by:

Phillip Hains – Company Secretary
(Name of body or officer authorising release – see note 4)

Notes

1.	This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.
2.	If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

4.	If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5.	If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

ASX Listing Rules Appendix 4C (01/12/19)	Page 5
+ See chapter 19 of the ASX Listing Rules for defined terms.